

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4561

September 12, 2016

Bonnie Yi Zhang
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China

> **Re:** **SINA Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 28, 2016**
> **File No. 001-37361**

Dear Ms. Zhang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: <u>Via E-mail</u>
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP